International Energy, Inc.
1200 G Street, NW Suite 800 Washington
District of Columbia 20005

By Edgar

April 27, 2009

United States Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20548
Attention: H. Christopher Owings, Assistant Director
Mail Stop 3561

Re:	International Energy, Inc.--Response to Letter dated March 26, 2009
File No. 333-52040

Dear Sir:

I am authorized by International Energy, Inc. (the “Company”) to submit the following responses on its behalf to your letter of March 26, 2009 (the “March 26th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the following filings made by the Company:

Form 10-K for the Fiscal Year Ended March 31, 2008, filed June 2, 2008;
Form 10-Q for the Fiscal Quarter Ended June 30, 2008, filed August 14, 2008;
Form 10-Q for the Fiscal Quarter Ended September 30, 2008, filed November 7, 2008; and
Form 10-Q for the Fiscal Quarter Ended December 31, 2008, filed February 13, 2009.

The numbered responses are keyed sequentially to the numbered paragraphs in the March 26th Letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 1. Business, page 4

1.             The Company proposes the following revision to the description of its business:

(a)            Substituting the following in lieu of the current “Forward Looking Statements” susection:

Forward-Looking Statements

Except for the historical information presented in this document, the matters discussed in this Form 10-K for the fiscal year ending March 31, 2009, contain forward-looking statements. Such forward-looking statements include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “could”, “might,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology.  This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  These statements may be found under “Management's Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” as well as in this report generally.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

(b)            Adding the following paragraph at the end of “Our Research and Development Project” subsection

Our research and development project is in its earlier stages and we cannot at this time estimate either the amount of time and capital it will take to develop, if ever, a commercially viable alternative fuels or any products based upon or derived from the technology underlying our research and development efforts.

During the fiscal years ended March 31, 2008 and 2007, the Company incurred $89,505 and $0 on research and development related activities.

(c)            By adding the following new subsections:

Intellectual Property

 We do not currently own any patents or trademarks or have any licenses on any of our technologies.  As discussed above under “Our Agreement with the Regents of the University of California”, we have the option to file a patent application if discoveries made during the course of the research performed by the UC in the area of algal biochemistry and photosynthesis merit the pursuit of such patent filing.  Additionally, we are entitled to negotiate a license agreement with UC within 90 days of receiving an Invention Disclosure Report or Research Information Report.

Sales and Marketing

Ultimately, we plan to market products, if any, developed from our research projects through co-marketing, co-promotion, licensing and distribution arrangements with third party collaborators. We believe that this approach will both increase market penetration and commercial acceptance of our products and enable us to avoid expending significant funds to develop a large sales and marketing organization.   No such arrangements presently exist, nor can we provide any assurance that we will be able to negotiate and enter into any such arrangements.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Competition

Currently, a number of companies and private institutions are conducting research in an effort to use microalgae as an energy source, with applications for biofuel, ethanol, methanol, methane and hydrogen.

Competition in the biofuels industry is growing. We are aware of a number of similar products both existing or under development. Such technologies include, but are not necessarily limited to, corn, soybeans, safflower, sunflower, rapeseed, palm oil, sorghum, cassava cellulosic materials and sugar cane, as well biofuels derived from competing algal biofuel technologies. Given the benefit of time, investment, and advances in manufacturing technologies, any of these competing technologies may achieve lower manufacturing costs, superior performance, or greater market acceptance than products we develop, if any.

We face competition from many companies, major universities and research institutions in the United States and abroad. Many of our competitors have substantially greater resources, experience in conducting research, obtaining regulatory approvals for their products, operating experience, research and development and marketing capabilities and production capabilities. We will face competition from companies marketing existing products or developing new products which may render our technologies obsolete. The description of the products and technologies being developed or marketed by our competitors listed below have been taken from publicly available documents or reports filed by these companies, which include, but may not be limited to:

•
Chevron Corporation – has research alliances with Texas A&M University, the Colorado Center for Biorefining and Biofuel, University of California, Davis and the Georgia Institute of Technology, all focused on various aspects of cellulosic biofuel production and conversion.

•	PetroSun Inc. – was scheduled to begin operating The Rio Hondo, Texas algae farm in Spring 2008, and has allocated 20 acres to researching and developing an algal JP8 jet fuel.

•
Pacific BioDiesel Technologies- has experience with constructing and operating biodiesel plants, as well as producing and marketing fuels.  The company is engaged in biodiesel fuel services research and development for the production of American Society for Testing and Materials-quality biodiesel from multiple feedstocks.

•
Royal Dutch Shell PLC – has engaged in a joint venture to develop biofuels with HR Biopetroleum using algae in an effort to develop sustainable fuel.  The newly formed joint venture company, Cellana, is constructing a demonstration facility on the Kona coast of Hawaii Island.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

•	Solix Biofuels – is pursuing a closed algae growth system for the production of biofuel and has already developed early first and second generation prototypes.

These companies may have numerous competitive advantages when compared to us, including:

•	significantly greater name recognition;
•	established distribution networks;
•	more advanced technologies and product development;
•	additional lines of products, and the ability to offer rebates, higher discounts or incentives to gain a competitive advantage;
•	greater experience in conducting research and development, manufacturing, obtaining regulatory approval for products, and marketing approved products; and
•	greater financial and human resources for product development, sales and marketing, and patent litigation.

Our commercial success will depend on our ability and the ability of our sublicensees, if any, to compete effectively in product development areas such as, but not limited to, safety, price, marketing and distribution. There can be no assurance that competitors will not succeed in developing products that are more effective than products, if any, we may derive from our research and development efforts or that would render any such products obsolete and non-competitive. Accordingly, in addition to our research and development efforts, we have undertaken a public relations/advertising program designed to establish our "brand" name recognition early on in our corporate development; we intend to continue to develop and market our brand name pending commercialization of  products, if any, we may derive from our research and development efforts. We believe our strategy ultimately will facilitate the marketing, distribution and public acceptance of any products we may derive from our research and development efforts if and when regulatory approval is received.

Competition with respect to our technologies is and will be based, among other things, on safety, reliability, availability, price and patent position. Another important factor will be the timing of market introduction of our competitive products.  Accordingly, the speed with which we can develop products derived from our biofuel technology, complete requisite testing for safety and commercial product launch, and ultimately supply commercial quantities of the products to the market is expected to be an important competitive factor. Our competitive position will also depend upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes, and to secure sufficient capital resources for the often substantial period between technological conception and commercial sales.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Regulatory Matters

National, state, and local governmental policies have, and will continue to play a critical role in further development of the renewable fuels industry.  We will become subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our contemplated facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Furthermore, upon implementing our plan, we may become liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where it may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require expending significant amounts for investigation, cleanup, or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws, or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at production facilities. Present and future environmental laws and regulations applicable to processing and production of biofuels, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on the results of our contemplated operations and financial position.

The hazards and risks associated with processing, producing and transporting biofuels (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we intend to maintain insurance coverage against some, but not all, potential losses. We could, however, sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on the results of our contemplated operations and financial position.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Legal Proceedings

We are currently not a party to any material pending legal proceedings or government actions, including any bankruptcy, receivership, or similar proceedings. In addition, management is not aware of any known litigation or liabilities involving the operators of our properties that could affect our operations. Should any liabilities incur in the future, they will be accrued based on management’s best estimate of the potential loss. As such, there is no adverse effect on our financial position, results of operations or cash flow at this time. Furthermore, we do not believe that there are any proceedings to which any of our directors, officers, or affiliates, any owner of record of the beneficially or more than five percent of our common stock, or any associate of any such director, officer, affiliate, or security holder is a party adverse or has a material interest adverse to us.

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 6

2.             The Company proposes to add the following disclosure regarding its April 2008 financing:

On April 17, 2008, we consummated the sale of an aggregate of 4,000,000 shares of our common stock and Series B Warrants to purchase up to an additional 4,000,000 shares of our common stock at a per share purchase price of $0.60 for an aggregate purchase price of $2,400,000 pursuant to the terms of a Subscription Agreement effective as of April 17, 2008 with the Investors who are signatories to the Subscription Agreement; the Investors are institutional and other accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The securities that were issued to the Investors in the Private Placement were not registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  In connection with the Subscription Agreement we entered into a Registration Rights Agreement dated April 17, 2008 with the Investors. Pursuant to the terms of the Registration Rights Agreement, we have agreed to register the resale of the Private Placement Shares and the Warrant Shares on a registration statement to be filed by us with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. We  have agreed to use our commercially reasonable efforts to file the registration statement with the SEC within  60 days after April 17, 2008, to cause such registration statement to be declared effective by the SEC within the earlier of 90 days after April 17, 2008 (or, in the event, of a review by the SEC, 150 days after April 17, 2008) or the 5th   business day following the date on which we are notified by the SEC that the SEC will not review the registration statement or that the SEC has no further comments on the registration statement and to cause such registration statement to remain effective for the required registration period.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

The Registration Rights Agreement does not provide for any penalties in the event we are not able to meet the aforesaid target dates.

The Series B Warrants are exercisable for a period of two years at an initial exercise price of $0.60 per share beginning on April 17, 2008. The number of shares issuable upon exercise of the Series B Warrants and the exercise price of the Series B Warrants are adjustable in the event of stock splits, combinations and reclassifications, but not in the event of the issuance by us of additional securities, unless such issuance is at a price per share which is less than the then applicable exercise price of the warrants, in which event then the exercise price shall be reduced and only reduced to equal lower issuance price and the number of shares issuable upon exercise thereof shall be increased such that the aggregate exercise price payable thereunder, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price prior to such adjustment.

Pursuant to the Subscription Agreement and the Registration Rights Agreement, we and the Investor have made other covenants and representations and warranties regarding matters that are customarily included in financings of this nature.  In the event that during the twelve month period following the Closing Date,  International Energy issues shares at a price per share which is less than $0.60  (“Base Share Price” ), then International Energy is required to issue to the investors the number of shares equal to (1) the quotient of the aggregate purchase price payable under the Securities Purchase Agreement divided by Base Share Price  less  (2) the quotient of the aggregate purchase price divided by the per share purchase price under the Securities Purchase Agreement.

As of March 31, 2008, the Company received $1,259,000 pursuant to the terms of the Subscription Agreement and issued 2,098,334 shares of common stock and 2,098,334 Series B Warrants.

In connection with the Private Placement, we paid a commission of 100,000 units, each consisting of one share (the “Commission Shares”) of our common stock and one Series B Warrant to one registered broker dealer.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Item 7. Management’s Discussion and Analysis of financial Condition and Results of Operations, page 7

Discussion and Analysis, page 7

3.             The Company proposes to delete the last sentence of the first paragraph.

Results of operations for Years Ended March 31, 2008 and 2007, page 8

4.             The Company proposes deleting the sixth paragraph on page eight in its entirety and replacing it with the following, which refers to the correct amounts and further explains the increase in investor relations expense.

Operating expenses, excluding research and development, were $295,636 and $218,985 during the years ended March 31, 2008 and 2007.  This increase of $76,651 was partially attributable to an increase in investor relations expense of $227,000 incurred during the fiscal year ended March 31, 2008 offset by decreases of stock based compensation of $54,443 and the write off of oil, gas and mineral leases of $112,000.

Investor relations costs represent fees paid to publicize our technology within the investor community with the purpose of increasing our recognition and branding, and to facilitate the efforts to raise funds in equity or debt financings.

We incurred $227,000 in investor relations during the year ended March 31, 2008 compared to $0 during the same period in 2007 because we retained the services of an investor relations firm in November 2007 which resulted in the completion of raising gross proceeds of $2,400,000 under the terms of the 2008 Private Placement, which closed in April 2008.

During the years ended March 31, 2008 and 2007, stock compensation expense of $0 and $54,443 was recognized for options previously granted and vesting over time.

On June 13, 2005, we entered into a Joint Venture Agreement with Reserve Oil and Gas, Inc. for the purpose of purchasing oil and gas leases, drilling, completing oil and gas wells and the resale of acquired leases. We paid cash of $112,000 to purchase four leases totaling 312.7 acres in Sevier County, Utah. We abandoned the properties and wrote off the cost of $112,000 on March 31, 2007.  On June 11, 2007, we terminated the Joint Venture Agreement with Reserve Oil and Gas, Inc.

5.             The Company proposes to revise and expand its disclosure to read as follows:

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Investor relations costs represent fees paid to publicize our technology within the investor community with the purpose of increasing company recognition and branding, and to facilitate the efforts to raise funds in equity or debt financings.

We incurred $227,000 in investor relations during the year ended March 31, 2008 compared to $0 during the same period in 2007 because we retained the services of an investor relations firm in November 2007 which resulted in the completion of raising gross proceeds of $2,400,000 under the terms of the 2008 Private Placement, which closed in April 2008.

During the six months ended September 30, 2008, we incurred an additional $541,500 in investor relations expenses to continue publicizing our technology within the investor community and market place.

Effective October 1, 2008, we entered into a one-year Market Access Services Agreement (the “Market Agreement”) with the same investor relations firm that it had previously been utilizing to publicize its technology and increase company recognition and branding.  In accordance with the terms of the Market Agreement, we pay $1,900 per month for investor and public relations, corporate branding and corporate image services.  Accordingly, effective October 1, 2008, we do not expect investor relations expense to be as high as it was in previous periods.

Liquidity and Capital Resources for Years Ended March 31, 2008 and 2007, page 8

6.             The Company proposes to revise its disclosure to read as follows:

At March 31, 2008, the Company had a cash balance of $797,725, compared to a cash balance of $23,531 at March 31, 2007.

On April 17, 2008, we completed the sale of an aggregate of 4,000,000 shares of our common stock and Series B Warrants to purchase up to an additional 4,000,000 shares of our common stock at a per share purchase price of $0.60 for an aggregate purchase price of $2,400,000, pursuant to the terms of a Subscription Agreement.

During the year ended March 31, 2008, we received $1,259,000 pursuant to the terms of the Subscription Agreement and issued 2,098,334 shares of common stock and 2,098,334 Series B Warrants subscribed for through March 31, 2008.

This increase in cash flow from financing activities was offset by a net repayment of loans from a related party of $110,000 and cash flows used in operating activities of $374,806 primarily due to payments of $227,000 for investor relations, $89,505 for research and development and $29,686 for interest expense during the year ended March 31, 2008.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Item 8. Financial Statements and Supplementary Data, page 11

Consolidated Financial Statements, page 13

7.             In Note 1. “Organization and Nature of Operations”, the Company proposes to add the following sentence to the end of the third paragraph to provide expanded disclosure regarding its shift in focus from petroleum and natural gas exploration to the development of biofuels.

The assets and liabilities, the results of operations and cash flows related to International Energy Corp. were not classified as discontinued operations as the amounts were not significant.

Item 9A(T). Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

8.             The Company proposes to revise its disclosure regarding its evaluation of disclosure controls and procedures to state the following:

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of March 31, 2008 that our disclosure controls and procedures were effective such that the information required to be disclosed in our United States Securities and Exchange Commission (the “SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We also concluded that our disclosure controls and procedures were effective such that the information required to be disclosed in our SEC reports for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008 was recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and was accumulated and communicated to our management, including our  Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Evaluation of and Report on Internal Control over Financial Reporting, page 25

9.             The Company confirms that there were no material changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2008.

The Company also proposes to revise the disclosure regarding its Evaluation of and Report on Internal Controls over Financial Reporting to read as follows:

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2008.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We also confirm that there were no material changes in the Company’s internal control over financial reporting during the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008.

Item 10. Directors and Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act, page 26

10.            The Company will revise the disclosure so as to add the ages of its officers and directors:

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

The following table sets forth information concerning our officers and directors as of March 31, 2008:

Name	Age	Position	Held Position Since

Derek J. Cooper	40	President, Chief Executive Officer, and Director	January 21, 2005

Harmel S. Rayat	46	Chief Financial Officer, Secretary, Treasurer, and Director	July 24, 2002

11.           The Company proposes to add the following disclosure:

We have adopted a Code of Ethics, that applies to all of our officers, directors and employees and our affiliates, including our Chief financial officer and Chief Executive Officer, and which complies with the requirements of the Sarbanes-Oxley Act of 2002. Accordingly, the Code of Ethics is designed to deter wrongdoing, and to promote, among other things, honest and ethical conduct, full, timely, accurate and clear public disclosures, compliance with all applicable laws, rules and regulations, the prompt internal reporting of violations of the Code of Ethics, and accountability. Our Code of Ethics is available on our website at http://www.internationalenergyinc.com. To access the Code of Ethics, click on “Investor Relations” and then click on “Code of Ethics.”

Legal Proceedings, page 26

12.           The Company proposes to revise its disclosure to read as follows:

On October 23, 2003, Mr. Harmel S. Rayat, EquityAlert.com, Inc., and Innotech Corporation, of which Mr. Rayat had served at various times as a director and officer, along with certain other individuals, collectively “the respondents,” consented to a cease-and-desist order pursuant to Section 8A of the Securities Act of 1933. Without admitting or denying the findings of the Securities and Exchange Commission related to the public relation and stock advertising activities of EquityAlert.com, Inc. and Innotech Corporation agreed to cease and desist from committing or causing any violations and any future violations of, among other things, Section 5(a) and 5(c) of the Securities Act of 1933.  EquityAlert.com, Inc. and Innotech Corporation agreed to pay disgorgement and prejudgment interest of $31,555.14.

On August 8, 2000, Mr. Harmel S. Rayat and EquityAlert.com, Inc., without admitting or denying the allegations of the Securities and Exchange Commission that EquityAlert.com, Inc did not disclose certain compensation received by it in connection with the publication of promotional advertisements of EquityAlert.com  Inc. and Mr. Rayat consented to the entry of a permanent injunction enjoining them from violating Section 17(b) of the Securities Act of 1933; in addition, each agreed to pay a civil penalty of $20,000.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Mr. Rayat resigned his position as one of our officers and directors on September 12, 2008.

Signatures

13.           The reference to the Form 10-K for the fiscal year ended March 31, 2008 being an amendment was an error. The Company proposes to revise the first paragraph of the signature page to read as follows:

Pursuant to the requirements of Sections 13 or 15 (d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 22th day of May, 2008.

Exhibits

14.           The written consent will be filed.

Exhibits 31.1 and 31.2 Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

15.           The Company has revised exhibits 31.1 and 31.2 (as attached) to reflect the language set forth in Item 601(b)(31) of Regulation S-K. The Company will revise all future SEC filings to reflect the required language as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

16.           With respect to the Staff’s comments numbered 1 through 15, the Company revises its disclosures to address the following comments as they apply to the Company’s Form 10-Q for Fiscal Quarter Ended June 30, 2008.

3.	Item 7. Management’s Discussion and Analysis of financial Condition and Results of Operations

Discussion and Analysis

The Company proposes to add the following disclosure at the beginning of “Item 2.  Management’s discussion and Analysis of Financial Condition and Results of Operations.”

Forward-Looking Statements

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Except for the historical information presented in this document, the matters discussed in this Form 10-Q for the three months ended June 30, 2008, and specifically in the items entitled "Management’s Discussion and Analysis of Financial Condition and Results of Operations," or otherwise incorporated by reference into this document, contain "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements are identified by the use of forward-looking terminology such as "believes," "plans," "intend," "scheduled," "potential," "continue," "estimates," "hopes," "goal," "objective," expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

4.  Results of Operations: Three Months Ended June 30, 2008 and 2007

The Company suggests deleting the second paragraph on page sixteen in its entirety and replacing it with the following, which further explains the increase in operating expenses.

Operating expenses were $488,887 and $9,226 for the three months ended June 30, 2008 and 2007.  This increase of $479,661 was substantially attributable to an increase in investor relations expense of $363,700 in addition to increases in general and administrative expense of $68,420, research and development expense of $29,835 and salaries and benefits of $18,849.

Investor relations costs represent fees paid to publicize the Company’s technology within the investor community with the purpose of increasing company recognition and branding, and to facilitate the efforts to raise funds in equity or debt financings.

The Company incurred $363,700 in investor relations during the three months ended June 30, 2008 compared to $0 during the same period in 2007 as a result of the Company retaining the services of an investor relations firm in November 2007 which resulted in the completion of raising gross proceeds of $2,400,000 under the terms of the 2008 Private Offering, which closed in April 2008.

Research and development represents costs incurred to develop the Company’s technology incurred pursuant to its research agreement with University of California.

5.  The Company revises its disclosure as follows:

Investor relations costs represent fees paid to publicize the Company’s technology within the investor community with the purpose of increasing company recognition and branding, and to facilitate the efforts to raise funds in equity or debt financings.

During the three months ended September 30, 2008, the Company incurred an additional $177,800 in investor relations expenses to continue publicizing the Company’s technology within the investor community and market place.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Effective October 1, 2008, the Company entered into a one-year Market Access Services Agreement (the “Market Agreement”) with the same investor relations firm that it had previously been utilizing to publicize its technology and increase company recognition and branding.  In accordance with the terms of the Market Agreement, the Company pays $1,900 per month for investor and public relations, corporate branding and corporate image services.  Accordingly, effective October 1, 2008, the Company does not expect investor relations expense to be as high as it was in previous periods.

6.  The Company proposes to expand its disclosure as follows:

At June 30, 2008, the Company had a cash balance of $2,137,172 compared to $797,725 at March 31, 2008. The Company has financed its operations primarily from funds received pursuant to a private placement completed by the Company in April 2008, raising net proceeds of $1,141,000 during the three months ended June 30, 2008 and $730,000 received from the exercise of warrants during the three months ended June 30, 2008.

This increase in cash flow was offset by cash flow used in operating activities of $521,158 primarily due to payments of $363,700 for investor relations, $29,835 for research and development and other general and administrative expenses of $73,401 during the three months ended June 30, 2008.

Signatures, page 20

17.           In all future Form 10-Q filings, the Company will utilize the following signature language, or other then applicable language and format, to comply with instruction G to Form 10-Q and ensure that the Form is signed by a duly authorized officer of the Company and by the principal financial or chief accounting officer of the Company.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly  authorized.

________________________________

(Registrant)

Date:	By: /s/
Chief Executive Officer

Date:	By: /s/
Chief Financial Officer

Form 10-Q for Fiscal Quarter Ended September 30, 2008

18.   The Company proposes the following revisions to its disclosures in its Form 10-Q for Fiscal Quarter Ended September 30, 2008 to address the Staff Comments as applicable.

5.  The Company revises its disclosure as follows:

Investor relations costs represent fees paid to publicize the Company’s technology within the investor community with the purpose of increasing company recognition and branding, and to facilitate the efforts to raise funds in equity or debt financings.

During the three and six months ended September 30, 2008, the Company incurred $177,800 and $541,500 in investor relations compared to $0 during the same periods in 2007 as a result of the Company retaining the services of an investor relations firm which resulted in the completion of raising gross proceeds of $2,400,000 under the terms of the 2008 Private Offering, which closed in April 2008.  Subsequent to the closing of the 2008 Private Offering, the Company continued to use the investor relations firm to publicizing the Company’s technology within the investor community and market place.

Effective October 1, 2008, the Company entered into a one-year Market Access Services Agreement (the “Market Agreement”) with the same investor relations firm that it had previously been utilizing to publicize its technology and increase company recognition and branding.  In accordance with the terms of the Market Agreement, the Company pays $1,900 per month for investor and public relations, corporate branding and corporate image services.  Accordingly, effective October 1, 2008, the Company does not expect investor relations expense to be as high as it was in previous periods.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

Item 1. Financial Statements, page 3
Consolidated Statements of Cash Flows, page 7

19.  The classification of the repayment of accrued management fees as cash outflows from financing activities was an error.  It should have been classified as a cash outflow from operating activities, offsetting the increase in accrued management fees – related party.

The Company correctly classified the repayment of accrued management fees as cash outflows from operating activities during the subsequent Form 10-Q for the quarter ended December 31, 2008.

Liquidity and Capital Resources, page 16

20.  Based on a cash flow analysis performed by the Company at September 30, 2008 it determined that the $1,524,264 cash in the bank was sufficient to fund operations for the next twelve months.  Between the period ended June 30, 2008 and September 30, 2008, the Company significantly reduced its cash outflow as a result of the reduction in the forecasted amount spent on investor relations (see Market Access Services Agreement previously discussed).  Under the terms of the Market Agreement, the Company anticipates that it will incur $22,800 in investor relations during the twelve months ended September 30, 2009.  Other significant operating costs consist of director fees, research and development, professional fees and salaries and benefits, anticipated not to exceed approximately $450,000 during the twelve months ended September 30, 2009.

Item 4T. Controls and Procedures, page 17

21.  The Company proposes to revise its disclosure regarding its Evaluation of Disclosure Controls and Procedures to state the following:

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this quarterly report. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded as of September 30, 2008 that the Company’s disclosure controls and procedures were effective such that the information required to be disclosed in the Company’s United States Securities and Exchange Commission (the “SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

International Energy, Inc.

Securities and Exchange Commission
April 27, 2009
Re: SEC Comment Letter dated March 26, 2009
Attention: H. Christopher Owings

(b) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

22.           The Company proposes to revise its disclosures, as applicable, as set forth in the Company’s response to the Staff’s comments above.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the Company, to the extent applicable, will conform its future filings to comply with the Staff Comments.

We hope that you find the foregoing responsive to the Staff’s comments and appreciate your attention to this filing.  Any questions regarding the Company’s response may be directed to Charles Bell, Chief Executive Officer and Chief Financial Officer, at (800) 676-1006.

Very truly yours,

/s/ Charles Bell
Charles Bell
Chief Executive Officer and Chief Financial Officer

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Derek Cooper, certify that:

1.      I have reviewed this annual report on Form 10-K of International Energy, Inc. (the “registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within the registrant, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 22, 2008	/s/ Derek Cooper
Derek Cooper
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Harmel Rayat, certify that:

1.      I have reviewed this annual report on Form 10-K of International Energy, Inc. (the “registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within the registrant, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 22, 2008	/s/ Harmel S. Rayat
Harmel S. Rayat
Chief Financial Officer